UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

W. P. Carey & Co. LLC

(Name of Issuer)

Listed Shares, no par value per share

(Title of Class of Securities)

92930Y107

(CUSIP Number)

Estate of Wm. Polk Carey c/o James Sligar, Esq. Milbank, Tweed, Hadley and McCloy LLP New York, New York 10005 (212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92930Y107

1	NAMES OF REPORTING PERSONS. The Estate of Wm. Polk Carey, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,428,618
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,428,618
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,428,618
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)

Based on Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed by W.P. Carey & Co. LLC (the “Form 10-Q”), as of September 30, 2011, there were 39,717,286 Listed Shares outstanding.

This Amendment No. 1 is being filed by the estate of Mr. Wm. Polk Carey (the “Estate” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2011 (the “Schedule 13D”) with respect to the listed shares, no par value per share (the “Listed Shares”), of W.P. Carey & Co. LLC, a Delaware limited liability company (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

The following is the name, business address, principal business or occupation and citizenship of the Reporting Person:

Name and Business Address	Principal Business or Occupation	Citizenship
The Estate of Wm. Polk Carey	N/A	United States
c/o James Sligar, Esq.
Milbank, Tweed, Hadley and McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Except as otherwise set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

On January 24, 2012, the Estate delivered a letter to Benjamin H. Griswold, IV, Non-Executive Chairman of the Board of Directors of the Company (the “Board”), requesting that the Board nominate and elect Mr. Jan F. Kärst, a preliminary executor of the Estate, to fill the Board vacancy left by the passing of Mr. Carey. Mr. Francis Carey, also a preliminary executor of the Estate, currently serves on the Board.

The Reporting Person may from time to time dispose of Listed Shares owned by the Reporting Person or acquire additional Listed Shares. While no determination has been made at this time with respect to any dispositions, the Reporting Person may dispose of Listed Shares through open market sales or otherwise. In addition, the Reporting Person may (i) pledge securities beneficially owned by it as security for borrowings by the Reporting Person, or (ii) enter into hedging or other derivative transactions with respect to securities beneficially owned by the Reporting Person.

Item. 5. Interest in Securities of the Issuer.

(a) The Estate directly owns 4,313,883 Listed Shares, which represents 10.8% of all outstanding Listed Shares, and indirectly owns, through a wholly owned company, W. P. Carey & Co., Inc., 7,114,735 Listed Shares, which represents 17.9% of all outstanding Listed Shares. As a result, the Estate is deemed to own 11,616,418 Listed Shares, which represents 28.7% of all outstanding Listed Shares.

(b) The Estate has the sole power to vote 11,428,618 Listed Shares, and the sole power to dispose of 11,428,618 Listed Shares.

(c) On December 22, 2011, Mr. Carey gifted a total of 24,300 Listed Shares to family members and friends. On December 23, 2011, Mr. Carey contributed 200,000 Listed Shares to W. P. Carey Foundation, Inc.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2012

By:	/s/ Jan F. Kärst
Name:	Jan F. Kärst
Title:	Preliminary Executor

By:	/s/ Francis J. Carey, Jr.
Name:	Francis J. Carey, Jr.
Title:	Preliminary Executor